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   November 16, 2021

       Rodrigo N. Menck
       Senior Vice President Finance and Group Chief Financial Officer Nexa Resources S.A.
       37A, Avenue J.F. Kennedy
       L-1855, Luxembourg

                                                        Re: Nexa Resources S.A.
                                                            Form 20-F
                                                            Filed March 23,
2021
                                                            File No. 001-38256

       Dear Mr. Menck:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Energy & Transportation